K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

August 16, 2024
FILED VIA EDGAR
Raymond Be
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Neuberger Berman ETF Trust (File Nos. 333-261613; 811-23761)
--Neuberger Berman Japan Equity ETF

Dear Mr. Be:
This letter responds to your comments, discussed in our telephone conversation on August 7, 2024, regarding your review of Post-Effective Amendment No. 19 to the registration statement on Form N-1A for Neuberger Berman ETF Trust (the “Registrant”) on behalf of Neuberger Berman Japan Equity ETF (the “Fund”).  We expect to file Post-Effective Amendment No. 21 on August 20, 2024, which will go effective on August 26, 2024, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the Staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.  Each of your comments is repeated below, followed by the Registrant’s response.  Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement.
Comment 1:  Please provide a completed fee table to the Staff prior to filing the registration statement pursuant to Rule 485(b) under the 1933 Act.
Response:  The Registrant has also included the completed fee table below:
FEES AND EXPENSES
These tables below describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management fees	0.69
Other expenses[1]	0.54
Total annual operating expenses	1.23
Fee waivers and/or expense reimbursement	0.73
Total annual operating expenses after fee waivers and/or expense reimbursement[2,3]	0.50

Mr. Raymond Be
Division of Investment Management
Securities and Exchange Commission
August 16, 2024

1	“Other expenses” are based on estimated amounts for the current fiscal year; actual expenses may vary.
2
Neuberger Berman Investment Advisers LLC (“Manager”) has contractually undertaken to waive and/or reimburse certain fees and expenses of the Fund so that the total annual operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses, taxes including any expenses relating to tax reclaims, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund are limited to 0.49% of average net assets until 8/31/2025 (after taking into account the Fee Waiver discussed in Footnote 3 below) and 0.69% of average net assets from 9/1/2025 to 8/31/2027 and may not be terminated during its term without the consent of the Board of Trustees.  The Fund has agreed that it will repay the Manager for fees and expenses waived or reimbursed for the Fund provided that repayment does not cause annual Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower.  Any such repayment must be made within three years after the year in which the Manager incurred the expense.

3
The Manager has contractually undertaken to waive its management fee by 0.20% of the Fund’s average daily net assets (“Fee Waiver”).  The undertaking lasts until 8/31/2025 and may not be terminated during its term without the consent of the Board of Trustees.  The Fee Waiver is not subject to repayment under the expense limitation arrangement described in footnote 2 above and will not reduce expenses below the expense limitation arrangement described in footnote 2 above.

Comment 2:   In the footnotes to the fee table, please add disclosure to the second footnote clarifying that any such repayments must be made within three years of the particular day and month that the Manager incurs the expense.
Response: No change was made in response to this comment.  The current disclosure permits the Manager to be repaid within three years after the year in which the expense was incurred.  We note that the 2023 AICPA Audit and Accounting Guide states that the test of whether a contingent amount has to be accrued currently is whether it is both estimable and probable.  The Guide cites the three-year recoupment period as merely an example of an appropriate timeframe.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet the requirements for such an accrual (i.e., it is neither estimable nor probable).  While the amount of expense repayment is more likely to be estimable and probable if the repayment period has a longer duration, the Registrant believes that the amount of expense repayment over a period that ends at the end of the third year after the end of the year in which fees were waived or expenses reimbursed is neither estimable nor probable.
Comment 3:  The Fund’s 80% policy stated in the first sentence of the first paragraph of the Principal Investment Strategies section states that other investment companies that provide investment exposure to such securities can be counted toward the Fund’s 80% policy.  In Item 9, please specify the degree of investment exposure such investment companies will need to have in order to be counted towards the Fund’s 80% policy.
Response:  No change was made in response to this comment.  The Registrant notes that the Adopting Release for Rule 35d-1 (the “Names Rule”) states that 80% of a fund’s investments needs to be invested in the particular type of investment suggested by its name and indicates that a fund, in appropriate circumstances, could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (emphasis added) The Adopting Release does not specify what it means to have economic characteristics similar to securities in the basket and the Registrant believes that the current language (i.e., “that provide investment exposure”) is consistent with policy articulated by the Adopting Release for the Names Rule.  In this connection, the Registrant notes that the Fund would only consider investment companies that have an 80% policy to invest in equity securities of Japanese companies to be included in the Fund’s 80% policy.  However, the Registrant does not believe any additional disclosure needs to be added the Fund’s registration statement at this time.

Mr. Raymond Be
Division of Investment Management
Securities and Exchange Commission
August 16, 2024

Comment 4:  In the second sentence of the first paragraph of the Principal Investment Strategies section, please consider adding “principally” to the sub-item (2) so that the disclosure states that the securities of the issuer are “principally” listed on Japan’s stock exchanges.
Response:  The Registrant has made the following change:
(2) the securities of the issuer are principally listed on Japan’s stock exchanges regardless of the country in which the issuer is organized...
Comment 5:    We note that the Fund lists convertible securities as its first risk factor, which includes risks associated with junk bonds.  In the Principal Investment Strategies section, please discuss the expected relative allocation of such securities by the Fund.  To the extent that the Fund will invest in such securities significantly, discuss in more detail the role of such securities to the Fund’s principal investment strategies.
Response: Depending on market circumstances, the Fund’s allocation to convertible securities may be material, although the Registrant does not currently expect that such allocation by the Fund will be material.  As a result, the Registrant does not believe any changes are needed the Fund’s principal investment strategies at this time.  Further, as noted in the response to Comment 10 and as reflected in the fourth paragraph of the Principal Investment Risks section, the Fund’s principal risks “are described in alphabetical order and not in order of any presumed importance.”
Comment 6:  In the first sentence of the second paragraph of the Principal Investment Strategies section, please explain in further detail what is meant by the phrase “durable growth in Japan.” For example, please clarify whether the Fund intends to invest in Japanese companies focused on Japanese consumers and trends, or in Japanese companies more generally, including companies that may be focused on export markets.
Response:  The Registrant has revised the disclosure as follows:
The Portfolio Managers seek to identify high-quality Japanese companies that appear to be positioned for durable growth ~~in Japan~~.
Comment 7:    In the last sentence of the second paragraph of the Principal Investment Strategies section, please describe more clearly what types of activities are contemplated by this sentence.  For example, please describe what type of engagement that the Portfolio Managers plan on doing.
Response:  The Registrant revised the disclosure as follows:
To gain a deep understanding of companies and their respective business environments, the Portfolio Managers may seek to directly and/or collaboratively engage with companies and industry organizations on issues related to, among others, capital management and corporate governance, in seeking to support management and their efforts to enhance shareholder value.

Mr. Raymond Be
Division of Investment Management
Securities and Exchange Commission
August 16, 2024

Comment 8:  In the eighth paragraph of the Principal Investment Strategies section, the Fund should describe the criteria it uses in considering which companies comply with its ESG policy, consistent with its chosen ESG definition.  The disclosure should include whether the Fund selects investments by reference to, for example: (1) an ESG index; (2) ESG data from a third-party rating organization; (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above factors.  The Fund should also describe its due diligence practices in applying any such screening criteria to portfolio companies (for example, does it perform its own independent analysis of issuers, or does it rely exclusively on third party data).  Lastly, explain: (1) whether the Fund’s ESG criteria are applied to every investment it makes or only to some of its investments; and (2) whether ESG is the exclusive factor considered or whether it is one of several factors.
Response:  The Registrant refers the Staff to the existing disclosure which reflects that the Portfolio Managers select investments by reference to “internally generated and third-party metrics, data and other information…”  In addition, the Registrant refers to the Staff to the existing disclosure which reflect that such considerations are “part of their fundamental investment analysis” and do not apply to “derivative instruments, other registered investment companies, cash and cash equivalents.”  Accordingly, the Registrant believes that the current disclosure is appropriate.  However, the Registrant also will consider the Staff’s comment during the next annual update to the Fund’s registration statement and will determine whether any changes are warranted at that time.
Comment 9:  In the last sentence of the Principal Investment Strategies section, supplementally explain how a shift in the portfolio’s composition after the purchase of any such security would not result in the Fund’s name becoming misleading, to the extent the Fund becomes no longer invested in companies tied economically to Japan.
Response:  The Registrant notes that pursuant to the Names Rule, a fund’s portfolio composition and name would not be found to be materially misleading so long as any investment in the fund’s portfolio complied with the fund’s 80% policy at the time of investment since paragraph (b) of the Names Rule stated the following: “The requirements … apply at the time a Fund invests its Assets…. If, subsequent to an investment, these requirements are no longer met, the Fund’s future investments must be made in a manner that will bring the Fund into compliance…..”  As a result, the Registrant believes the current disclosure is adequate.
The Registrant notes that the Securities and Exchange Commission recently adopted amendments to the Names Rule that will require a fund to conduct at least quarterly reviews of its holdings to reassess compliance of a fund’s portfolio with the fund’s 80% policy.  Compliance with such amendments is not required until December 11, 2025 and the Registrant will determine whether any changes to this language are needed by that date.
Comment 10:  In the Principal Investment Risks section please consider ordering the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.  Following the most significant risks to the Fund, the remaining risks may be included in alphabetical order.  We note, in particular, that the risks associated with Japanese investments appear as the seventh risk factor.  See ADI 2019-08 - Improving Principal Risks Disclosure.

Mr. Raymond Be
Division of Investment Management
Securities and Exchange Commission
August 16, 2024

Response:  While the Registrant respects the Staff’s view on principal risk disclosure, the Registrant believes the presentation of risks meets the requirements of Form N-1A.  Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal investment risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Form N-1A does not require that the risks be placed in any particular order and only requires disclosure of the principal risks of investing in the Fund.  The Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund.  Accordingly, the Registrant believes that an investor will be able to easily locate risks associated with Japanese investments, regardless of its order in the Principal Investment Risks section.  Furthermore, the Fund notes that ADI-2019-08, which discussed open-end fund disclosure under Form N-1A, states clearly that the update is not a rule, regulation or statement of the Commission.
The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow.  The Registrant notes, for example, that in 2020, the markets experienced extreme volatility by the onset of the COVID-19 pandemic, an event that, only a few months before, no one would have thought to list as among the risks “most likely” to impact market returns or “associated with investment in the Registrant” or a similar investment company.  Under these circumstances, it would have been impossible to prioritize risks of investing in the Fund before the pandemic in a manner that properly took into consideration the global consequences of the pandemic.
The Registrant additionally refers the Staff to the below disclosure included in the Principal Investment Risks section for the Fund:
The actual risk exposure taken by the Fund in its investment program will vary over time, depending on various factors including the Portfolio Managers’ evaluation of issuer, political, regulatory, market, or economic developments. . . .
Each of the following risks, which are described in alphabetical order and not in order of any presumed importance, can significantly affect the Fund’s performance.  The relative importance of, or potential exposure as a result of, each of these risks will vary based on market and other investment-specific considerations.
In addition, the Fund discloses certain principal investment risks that it views as essentially operational (specifically “Operational and Cybersecurity Risk,” “Risk Management,” and “Valuation Risk,”) in a separate sub-section at the end of the “Principal Investment Risks” section in order to better highlight the market-related investment risks that are specific to the Fund’s strategy.
Comment 11:  The Principal Investment Risks section includes growth stock risk.  To the extent that investments in growth stocks is part of the Fund’s principal investment strategies, please add disclosure to the Fund’s Principal Investment Strategies section.  If such investments are not a part of the Fund’s principal investment strategies, please explain its inclusion in the Principal Investment Risks section or remove it from the Principal Investment Risks section.
Response: Depending on market circumstances, the Fund may invest in growth stocks, accordingly, the Registrant believes that the inclusion of the risk is appropriate.

Mr. Raymond Be
Division of Investment Management
Securities and Exchange Commission
August 16, 2024

Comment 12:   The second paragraph of the Additional Information about Principal Investment Risks-Market Capitalization Risk section states that the Fund defines mid-capitalization companies by reference to a named index.  Please clarify what the named index is or remove such disclosure.
Response:  The Registrant has removed the following disclosure:
The Fund defines mid-capitalization companies by reference to the market capitalization range of companies in the named index.  The size of companies in an index changes with market conditions.  In addition, changes to the composition of an index can change the market capitalization range of companies in the index and, therefore, the market capitalization range of companies in which the Fund invests.
Statement of Additional Information
Comment 13: On page 3 of the SAI in the Investment Information – Investment Policies and Limitations section, please clarify what is meant by the disclosure that reads as follow: “The Fund’s limitation on investments in any one issuer does not limit the Fund’s ability to invest up to 100% of its total assets in a master portfolio with the same investment objective, policies and limitations as the Fund.”
Response: The Registrant notes that the investment adviser to the Fund had managed other funds using a master-feeder structure in the past and such a policy is required if a fund were to use a master-feeder structure in the future.  While there is no current intention to utilize a master-feeder structure for the Fund, since this fundamental policy would be required to utilize that structure, the Registrant has chosen to retain that fundamental policy.
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If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com.  Thank you for your attention to these matters.

Sincerely,

Franklin Na